 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-053150

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Nacel Energy Corporation
Former name if applicable
Address of principal executive office	9375 E. Shea Blvd., Suite 100
City, state and zip code	Scottsdale, Arizona 85260

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    Despite diligent efforts, the work necessary to complete the Company’s preparation of its annual financial statements and assemble all of the necessary business information to complete required disclosures has caused delay in completion of the Company’s financial statements and the delivery of the report of the independent accountants relating to the Company’s financial statements for the fiscal year ended at March 31, 2010. As a result of this delay, the Company is unable to file its annual report on Form 10-K within the prescribed time period without unreasonable effort or expense.

The Company expects that it should be able to complete the work described above in time for it to file its Annual Report on Form 10-K on or prior to the reporting deadline provided by such extension.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark Schaftlein	(602) 235-0355
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).  ☒Yes     ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes      ☒No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NACEL ENERGY CORPORATION
Name of Registrant as Specified in Charter.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 28, 2010	By:	/s/MARK SCHAFTLEIN
Name: Mark Schaftlein
Title: Chief Executive Officer